Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

December 21, 2018
Via EDGAR
Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:     Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 256 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment, which you communicated to us by telephone on December 13, 2018. The Registrant filed the Amendment with the Commission on November 1, 2018, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 257).
Comments to the Prospectus
Comments that Apply to Multiple Funds
Comment 1. With respect to the Bond Market Index and International Equity Index Funds, please disclose concentration risk if the Fund will concentrate to the extent the index does.
Response: The Registrant will make the requested revisions.
Comment 2. For all applicable funds, please update the market capitalization ranges and fixed-income securities average ratings data to use a more recent date.
Response: The Registrant will make the requested revisions.
Blue Chip Fund
Comment 3. Please advise why expenses for Class J shares are estimated.
Response: The filing will be updated to remove the notation regarding estimated expenses for Class J shares.
Bond Market Index Fund
Comment 4. Because the Fund uses an index sampling strategy, please add an active management risk.
Response: The Registrant describes the general considerations and risks with respect to active and passive management for all Funds in the Additional Information about Investment Strategies and Risks section (Item 9). In response to this comment, the Registrant will note that the active management discussion also applies to index funds that use sampling.

Comment 5. Please include the following with regard to the index: the basis on which securities are included in the index and weighting methodology, number (or range) of securities in the index, and when/how often the index is reconstituted.
Response: The Registrant will revise the strategies to include the number of securities in the index. The Registrant respectfully submits that the principal investment strategies already include an explanation of the types of securities that make up the index and state that the index is rebalanced monthly.
Comment 6. Disclose whether the Fund rebalances its portfolio at the same times as the index.
Response: The Registrant will make the requested revision.
Global Multi-Strategy Fund
Comment 7. Please advise why expenses for Class R-6 shares are estimated.
Response: The filing will be updated to remove the notation regarding estimated expenses for Class R-6 shares.
International Equity Index Fund
Comment 8. Please disclose the Fund invests in all market capitalizations regardless of size.
Response: The Registrant will make the requested revision.
SystematEx Large Value Fund
Comment 9. Please disclose the name of the benchmark index where referenced in the strategies.
Response: The Registrant will make the requested revision.
Comments to the Statement of Additional Information
Comment 10. Please identify which director is the lead independent director.
Response: The Registrant will make the requested revision.
Please call me at 515-247-5461 if you have any questions.
Sincerely,
/s/ Clint Woods
Clint Woods
Counsel, Vice President and Assistant Secretary